Filed Pursuant to Rule 424(b)(5)
Registration No. 333-149916
PROSPECTUS SUPPLEMENT

(to Prospectus dated May 14, 2008)

8,731,436 Shares of Common Stock

FREESEAS INC.

We are offering 8,731,436 shares of our common stock. Our common stock is listed on the NASDAQ Global Market under the symbol “FREE.” On July 22, 2009, the last reported sale price of our common stock was $2.18 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-11 to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$1.800	$15,716,585
Underwriting discounts and commissions	$0.108	$921,395
Proceeds to us, before expenses	$1.692	$14,795,190

The underwriters have a 30-day option to purchase up to 1,309,715 of additional shares of our common stock from us to cover over-allotments, if any, at the offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares to purchasers on or about July 28, 2009.

DAHLMAN ROSE & COMPANY

RODMAN & RENSHAW, LLC

The date of this prospectus supplement is July 22, 2009.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of our offering of 8,731,436 shares of common stock (10,041,151 shares if the underwriters exercise their over-allotment option in full) and which also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus together with the documents incorporated herein by reference and the additional information about us described in the sections titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information contained in or incorporated by reference into this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in or incorporated by reference into this document is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of shares of our common stock.

Unless the context otherwise requires, the term(s) “FreeSeas,” “Company,” “we,” “us” and “our” refer to FreeSeas Inc. and our subsidiaries.

Unless the context otherwise requires, the term “prospectus” refers to this prospectus supplement.

Unless otherwise indicated, all references to “$” and “dollars” in this prospectus supplement are to U.S. dollars and financial information presented in this prospectus supplement that is derived from financial statements incorporated by reference is prepared in accordance with the U.S. generally accepted accounting principles.

We use the term “deadweight tons,” or “dwt,” in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Drybulk carriers are generally categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier typically ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier typically ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier typically ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier typically is 80,000 dwt and above.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States of America in Piraeus, Greece. All of our directors, executive officers and the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, executive officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ABOUT OUR COMPANY

Our Company

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. Our existing fleet consists of seven Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of June 30, 2009, the aggregate dwt of our fleet is approximately 268,166 dwt and the average age of our fleet is approximately 13.72 years.

We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.

We have contracted the management of our fleet to Free Bulkers, S.A., or Free Bulkers, a company owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., or Safbulk, a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Fleet

The following table details the vessels in our fleet as of July 22, 2009:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Destiny	Handysize	1982	25,240	30-day spot time charter at $13,400 per day through July 2009
M/V Free Envoy	Handysize	1984	26,318	Spot time charter at $8,300 per day, which is expected to be completed by the beginning of August 2009
M/V Free Goddess	Handysize	1995	22,051	Balance of time charter at $8,000 per day through September 2009 (plus 50% profit sharing above $10,000 per day); increases to $10,500 per day on September 15, 2009 through January/February 2010 (plus 50% profit sharing above $12,500 per day)
M/V Free Hero	Handysize	1995	24,318	35-day time charter at $12,400 per day through July 2009
M/V Free Impala	Handysize	1997	24,111	Spot time charter at $7,500 per day, which is expected to be completed by the beginning of August 2009
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011
M/V Free Knight	Handysize	1998	24,111	45-60 day spot time charter at $7,600 per day through September 2009
M/V Free Lady	Handymax	2003	50,246	Balance of time charter at $51,150 per day through May 2010
M/V Free Maverick	Handysize	1998	23,994	45-day spot time charter at $8,650 per day through August 2009

Recent Developments

In July 2009, we received an extension of our loan covenant waivers from First Business Bank S.A., or FBB. FBB has agreed, subject to execution of appropriate amendments to the loan documents, to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010. In connection with this extension, we agreed to an increase in the interest rate on the loan from 2.00% above LIBOR to 2.75% above LIBOR. In addition, Hollandsche Bank-Unie N.V., or HBU, has agreed to modify our interest coverage and debt service coverage ratios requirements. For 2009 and 2010, the interest coverage ratio will be defined as EBITD/net financing charges and is to be at least 3.75 until July 1, 2010 and at least 3.00 through December 31, 2010. During this period, the debt service coverage ratio must be at least 1.00 through December 31, 2010. The foregoing ratios for 2011 will be determined based on the prevailing market conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

Certain of our vessels experienced off-hire days relating to technical and operational occurrences during the second quarter of 2009. These off-hire days are expected to reduce our income from operations for the quarter by approximately $1 million to $1.5 million in the aggregate. We intend to seek to recover a portion of this amount, although there can be no assurances that we will be successful in recovering all or any portion of it.

Our Corporate History

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

As of June 30, 2009, we had outstanding 21,171,329 shares of our common stock, 786,265 Class W warrants, which expire on July 29, 2009 and 1,655,006 Class Z warrants, which expire on July 29, 2011.

Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market under the trading symbols “FREE,” “FREEW” and “FREEZ,” respectively.

Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770.

THE OFFERING

Issuer	FreeSeas Inc.

Shares of common stock offered hereby	8,731,436 shares of our common stock (10,041,151 shares if the underwriters exercise their over-allotment option in full).

Shares of common stock outstanding after this offering(1)	29,902,765 shares (31,212,480 shares if the underwriters exercise their over-allotment option in full).

NASDAQ Global Market Symbol	Our common stock is listed on the NASDAQ Global Market under the symbol “FREE.”

Risk Factors	See “Risk Factors” beginning on page S-11 and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $14.4 million ($16.7 million if the underwriters exercise their over-allotment option in full) from this offering, after deducting underwriting discounts and commissions and offering expenses.

We intend to use the proceeds of this offering to repay a portion of our outstanding indebtedness to HBU, to purchase additional vessels, and for general working capital purposes. See “Use of Proceeds.”

Dividends	Because of restrictions in certain waivers we received from our lenders and in light of prevailing economic conditions, our board of directors determined in 2009 to suspend payment of cash dividends. See “Dividend Policy.”

Purchases by Insiders	The Mida’s Touch, S.A., an entity controlled by Ion G. Varouxakis, our Chairman of the Board, Chief Executive Officer and President, has agreed to acquire 200,000 shares of common stock in the offering. Following such purchase, Mr. Varouxakis may be deemed to beneficially own approximately 8.9% of our common stock outstanding following the offering (if the underwriters exercise their over-allotment option in full, Mr. Varouxakis may be deemed to beneficially own 8.5% of our common stock). No underwriting discount will be paid in connection with the purchase of these 200,000 shares.

(1)	The number of shares of common stock outstanding after this offering is based on 21,171,329 shares of our common stock outstanding on June 30, 2009 and excludes the following:

A. up to 170,000 shares reserved for issuance upon the exercise of stock options currently outstanding (of which, as of June 30, 2009, options to purchase 140,000 shares had vested), which have an exercise price of $8.25 per share and expire on December 2012, and up to 1,080,000 shares issuable upon exercise of stock options that may be granted in the future under our stock incentive plan;

B. 2,591,271 shares of common stock reserved for issuance upon the exercise of outstanding warrants, as follows:

•	150,000 Class A warrants held by our founding shareholders exercisable at $5.00 per share and expiring July 29, 2011;

•	786,265 Class W warrants exercisable at $5.00 per share and expiring July 29, 2009; and

•	1,655,006 Class Z warrants exercisable at $5.00 per share and expiring July 29, 2011;

C. 410,000 shares of common stock reserved for issuance upon the exercise of the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor, which unit purchase option expires July 29, 2009, as follows:

•	25,000 shares of common stock included in the 12,500 Series A units purchasable upon exercise of the unit purchase option, at an exercise price of $17.325 per Series A unit;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class W warrants included in the 12,500 Series A units;

•	62,500 shares of common stock issuable for $5.50 per share upon exercise of 62,500 Class Z warrants included in the 12,500 Series A units;

•	130,000 shares of common stock included in the 65,000 Series B units purchasable upon exercise of the unit purchase option, at an exercise price of $16.665 per Series B unit;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class W warrants included in the 65,000 Series B units;

•	65,000 shares of common stock issuable for $5.50 per share upon exercise of 65,000 Class Z warrants included in the 65,000 Series B units; and

D. shares that may be issued pursuant to the underwriters’ over-allotment option.

Assuming all outstanding stock options, all outstanding warrants and the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor (and all warrants subject to such unit purchase option) were exercised for cash, we would receive gross proceeds of approximately $16.8 million.

SUMMARY FINANCIAL INFORMATION AND DATA

The following summary financial information and data were derived from our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, and our unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and 2008. The information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the section of this prospectus supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical data included below and elsewhere in this prospectus supplement are not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data and per diem amounts.

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006

Statement of Operations Data:
Operating revenues	$17,556	$8,641	$66,689	$20,147	$11,727
Vessel operating expenses	(3,479)	(3,257)	(16,354)	(6,001)	(4,483)
Voyage expenses	(159)	(89)	(527)	(267)	(689)
Depreciation expense	(4,280)	(2,015)	(13,349)	(4,435)	(4,479)
Amortization of deferred charges	(281)	(102)	(788)	(757)	(442)
Management fees to a related party	(415)	(485)	(2,634)	(875)	(540)
Commissions	(947)	(460)	(3,383)	(1,095)	(799)
Stock-based compensation expense	(3)	(27)	(107)	(96)	(651)
General and administrative expenses	(712)	(545)	(2,756)	(2,111)	(1,925)
Bad debts	—	—	(221)	(118)	—
Gain on sale of vessel	—	—	—	1,369	—
Income (loss) from operations	7,280	1,661	26,570	5,761	(2,281)
Interest and finance costs	(1,232)	(916)	(6,209)	(3,204)	(1,004)
Loss on debt extinguishment	—	—	(639)	(2,570)	—
Change in derivatives fair value	57	(702)	(1,061)	(749)	—
Interest income	14	284	580	639	19
Other	78	(44)	(49)	(33)	(58)
Net income (loss)	$6,197	$283	$19,192	$(156)	$(3,324)
Basic earnings (loss) per share	$0.29	$0.01	$0.91	$(0.02)	$(0.53)
Diluted earnings (loss) per share	$0.29	$0.01	$0.91	$(0.02)	$(0.53)
Basic weighted average number of shares	21,171,329	20,743,456	21,006,497	8,786,287	6,290,100
Diluted weighted average number of shares	21,171,329	21,012,924	21,051,963	8,786,287	6,290,100

	March 31,	December 31,
	2009	2008	2007	2006

Balance Sheet Data:
Current assets, including cash	$20,157	$27,184	$81,440	$1,417
Fixed assets, net	271,125	275,405	108,021	19,369
Total assets	296,143	307,861	191,972	23,086
Total current liabilities, including current portion of long-term debt	37,070	50,768	34,097	10,260
Derivative financial instruments, net of current portion	1,043	1,337	749	—
Long-term debt, including shareholder loans net of current portion	129,550	133,650	44,500	5,819
Total liabilities	169,088	187,006	79,346	16,079
Total shareholders’ equity	127,055	120,855	112,626	7,007

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006

Other Financial Data:
Net cash provided by (used in) operating activities	$8,703	$(1,547)	$32,563	$5,071	$1,078
Net cash used in investing activities	—	49,974	(182,539)	(86,979)	—
Net cash provided by (used in) financing activities	(8,892)	24,542	89,960	144,930	(3,991)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006

Performance Indicators:
Adjusted EBITDA(1)	$11,919	$3,734	$40,658	$8,350	$2,582
Fleet Data:
Average number of vessels(2)	9.00	5.11	7.36	3.30	3.00
Ownership days(3)	810	465	2,688	1,206	1,095
Available days(4)	810	465	2,605	1,177	1,005
Operating days(5)	809	386	2,441	1,048	941
Fleet utilization(6)	99.9%	83.0%	90.8%	86.9%	86.0%
Average Daily Results:
Average TCE rate(7)	$20,334	$20,964	$25,719	$17,925	$10,881
Vessel operating expenses(8)	4,295	7,004	6,084	4,976	4,094
Management fees(9)	512	1,043	727	726	493
General and administrative expenses(10)	880	1,474	1,129	2,014	2,046
Total vessel operating expenses(11)	4,807	8,047	6,811	5,702	4,587

(1)	Adjusted EBITDA reconciliation to net income:

Beginning in 2008, adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Prior to 2008, adjusted EBITDA represents net earnings before taxes, depreciation and amortization, and changes in the fair value of derivatives. In 2007, adjusted EBITDA excludes the loss on debt extinguishment of $2,570. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or

U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is reconciliation of adjusted EBITDA to net income:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In thousands of U.S. dollars, except per diem amounts)

Net income (loss)	$6,197	$283	$19,192	$(156)	$(3,324)
Depreciation and amortization	4,561	2,117	14,137	5,192	4,921
Change in derivatives fair value	(57)	702	1,061	749	—
Interest and finance cost, net	1,218	632	5,629	2,565	985
Loss on debt extinguishment	—	—	639	—	—

Adjusted EBITDA	$11,919	$3,734	$40,658	$8,350	$2,582

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessels upgrades or dry-dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may employed between the periods:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In thousands of U.S. dollars,
	except per diem amounts)

Operating revenues	$17,556	$8,641	$66,689	$20,147	$11,727
Voyage expenses and commissions	(1,106)	(549)	(3,910)	(1,362)	(1,488)
Net operating revenues	16,450	8,092	62,779	18,785	10,239
Operating days	809	386	2,411	1,048	941

Time charter equivalent daily rate	$20,334	$20,964	$25,719	$17,925	$10,881

(8)	Average daily vessel operating expenses, is calculated by dividing vessel operating expenses, which includes crew wages and costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, by ownership days for the relevant time periods:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In thousands of U.S. dollars, except per diem amounts)

Vessel operating expenses	$3,479	$3,257	$16,354	$6,001	$4,483
Ownership days	810	465	2,688	1,206	1,095

Daily vessel operating expense	$4,295	$7,004	$6,084	$4,976	$4,094

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	anticipated levels of drybulk vessel newbuilding orders or drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political and economic conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus supplement, or the documents to which we refer you in this prospectus supplement, or to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

RISK FACTORS

We have identified a number of risk factors you should consider before buying the securities we may offer using this prospectus supplement. These risk factors are incorporated by reference into the Registration Statement of which this prospectus supplement is a part from our Report on Form 6-K filed on June 2, 2009 and our Annual Report on Form 20-F filed on April 15, 2009. In addition, you should also consider carefully the risks set forth below, as well as those under the heading “Risk Factors” in the base prospectus that accompanies this prospectus supplement before investing in the securities offered hereby. The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

Investment in a company in the drybulk shipping industry involves a high degree of risk.

The abrupt and dramatic downturn in the drybulk charter market, from which we have derived substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,501 as of July 16, 2009. The Baltic Handymax Index fell 91.7% from a peak of 3,397 in May 2008 to a low of 281 in December 2008. It has since risen to 835 as of July 16, 2009. The decline in charter rates is due to various factors, including the decrease in available trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments. There is no certainty that the drybulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

•	a decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	a sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the drybulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and shipowners.

The cyclical nature of the international shipping industry has caused us to alter our strategy on a short-term basis and place a significant number of our vessels in the spot market. Although this strategy may yield higher revenues over the long term, it also exposes us to the often volatile changes in spot charter rates, which may reduce our revenues and net income.

Our profitability is dependent upon the charter rates we are able to charge. The drybulk shipping industry is cyclical with volatility in charter rates and profitability. Rates for time charters, which provide income at pre-determined rates over more extended periods of time, declined significantly over the last 12 months and have remained very low. Although it is possible that time charter rates could continue to decline, it is also possible that they may rise in coming months. As a result, we have revised our strategy to strategically place six of our nine vessels in the spot market over the coming months as we evaluate the time charter market and decide when the time is optimal to return the majority of our vessels to time charters. If time charter rates rise, this strategy could prove to yield higher returns for us; however, if time charter and spot market rates decline, our revenues may be reduced, possibly significantly. The spot market is also vulnerable to significant short-term variations and is very competitive, which could reduce our revenues and net income, in particular, if charter rates decline. There can be no assurance that we will be successful in keeping our vessels fully employed in the spot market, or that future spot rates will be sufficient to enable those vessels to be operated profitably.

We are currently in compliance with the terms of our loans only because we have received waivers and/or amendments to our loan agreements waiving our compliance with certain covenants for certain periods of time. The waivers and/or amendments impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, continue to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2008, we would not have been in compliance with certain of our loan covenants, principally those related to the value of our vessels compared to the amounts of our loans, had we not later obtained certain retroactive waivers from our lenders. During March and July 2009, we obtained waivers from our lenders of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers currently expire between April 2010 and July 2010. As a result of these waivers, we are not in default under any of our credit facilities. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long-Term Debt — Loan Agreement Covenants and Waivers.” If conditions in the drybulk charter market remain depressed or worsen, we may need to request extensions of these waivers. There can be no assurance that our lenders will provide such extensions. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our credit facilities and your investment in our shares could lose most or all of its value.

As a result of these waivers, our lenders may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.

The loan covenant waivers from our lenders that are currently in place restrict us from paying any dividends during the term of the covenant waiver. If we need to extend these covenant waivers, our lenders may impose additional restrictions. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness. We have agreed to pay HBU up to 10% of the net proceeds of any capital raising up to a maximum of $3.0 million. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the third quarter of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels, including newbuildings;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, on a quarterly basis, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels’ expected earnings under their charters. If we determine that our vessels’ carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders’ equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that compare vessel value to the amount of our loans. Such violations could result in our default under our loan agreements.

When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.

We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. This is particularly true at the present time because we have a significant number of our vessels operating in the spot market, the terms of which require us to pay for fuel. Although we attempt to build fuel costs into our spot charter rates, we may not always be able to do so depending on prevailing spot charter rates and the availability of comparable vessels. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

The ability and the willingness of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Given the downturn in world markets and the factors described above, it is possible that some of our charterers could declare bankruptcy, and as a consequence, default on their obligations to us.

The costs and delays associated with the termination of a charter or the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

Our board of directors has determined to suspend the payment of cash dividends as a result of certain restrictions in waivers we received from our lenders relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waivers we have received from our lenders relating to our loan covenants restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.” Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, FBB or Credit Suisse would provide any required consent. Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, in the first quarter of 2009, our board modified our dividend policy so that we would pay quarterly cash dividends equal to 50% of our distributable cash flow, which is our cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes, including possible acquisitions, as our board of directors may determine from time to time are required, and after taking into account any other cash needs. In light of the current economic conditions, our board of directors determined that no cash dividend would be paid in February and May 2009.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends in the future.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently maintain insurance against loss of hire for seven of our vessels, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. We cannot assure that the insurers will not default, or challenge, on any claims they are required to pay. If our insurance is not enough to cover claims that may arise or if our insurer denies a claim, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as our subsidiaries and us, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

For the 2006 tax year, we could not qualify our ship-owning subsidiaries for the benefits of the Section 883 tax exemption and paid U.S. taxes on 4% of our U.S. Source Gross Transportation Income. For the 2007 and 2008 tax years, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries. We expect that our ship-owning subsidiaries will again claim the benefits of Section 883 for the 2009 tax year. However, there are factual circumstances beyond our control that could cause us to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements and will also require these shareholders’ compliance with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary’s or other person’s similar compliance in the chain of ownership between us and such shareholders. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the U.S. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our currently anticipated operations, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation, and a recent federal court decision characterized income received from vessel time charters as rental rather than services income for U.S. tax purposes. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock.

Legislation has been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.

“Qualified dividend income” derived by noncorporate shareholders that are subject to U.S. federal income tax is currently subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Global Market and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation in the United States would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment. As of the date hereof, no assurance can be given regarding whether or not such legislation will be enacted.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

As long as our stock price remains below $5.00 per share, our shareholders will not be able to use our shares as collateral for margin accounts. Further, if our stock price falls below $1.00, we may be subject to delisting or be forced to take action to cure this problem.

The last reported sale price of our common stock on the Nasdaq Global Market on July 22, 2009 was $2.18 per share. If the market price of our shares of common stock remains below $5.00 per share, under FINRA rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

In addition, under the rules of the Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of poor market conditions, under a rule change recently approved by the U.S. Securities and Exchange Commission, or the SEC, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through July 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time. We may raise additional equity capital at the market and/or in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment.

Investors may experience significant dilution as a result of possible future offerings.

We will have 29,902,765 shares of common stock outstanding (31,212,480 shares if the underwriters exercise their over-allotment option in full), which represents in the aggregate an increase of 41% (47% if the underwriters exercise their over-allotment option in full) in our issued and outstanding shares of common stock. We may sell additional shares of common stock following the conclusion of this offering in order to fully implement our business plans. Such sales could be made at prices below the price at which we sell the shares offered by this prospectus, in which case, investors who purchase shares in this offering could experience some dilution of their investment, which could be significant.

PRICE RANGE OF OUR PUBLICLY TRADED SECURITIES

Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Global Market on November 8, 2007 under the trading symbols FREE, FREEW and FREEZ, respectively. Prior to that time, the Company’s common stock, Class W warrants and Class Z warrants were traded on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively.

The closing high and low sales prices of our common stock, Class W warrants and Class Z warrants as reported by the NASDAQ Stock Market, for the quarters and months indicated, are as follows:

	Common Stock		Class W Warrants		Class Z Warrants
For the Years Ended:	High	Low	High	Low	High	Low

December 31, 2007	$10.24	$2.76	$5.14	$0.25	$5.20	$0.48
December 31, 2008	7.97	0.90	3.05	0.02	3.35	0.05

	Common Stock		Class W Warrants		Class Z Warrants
For the Quarters Ended:	High	Low	High	Low	High	Low

March 31, 2007	$5.15	$2.76	$1.29	$0.25	$1.15	$0.48
June 30, 2007	7.63	4.55	2.65	0.81	2.76	1.00
September 30, 2007	9.35	6.77	3.30	1.82	3.35	2.10
December 31, 2007	10.24	5.12	5.14	1.68	5.20	1.73
March 31, 2008	6.09	4.49	2.45	1.06	2.45	1.40
June 30, 2008	7.97	5.90	3.05	1.85	3.35	1.85
September 30, 2008	7.07	3.95	2.24	0.97	2.65	1.25
December 31, 2008	4.01	0.90	1.15	0.02	1.46	0.05
March 31, 2009	1.88	0.54	0.24	0.04	0.33	0.08
June 30, 2009	3.49	1.17	0.34	0.07	0.65	0.10

	Common Stock		Class W Warrants		Class Z Warrants
For the Months Ended:	High	Low	High	Low	High	Low

January 31, 2009	$1.88	$1.28	$0.24	$0.10	$0.33	$0.16
February 28, 2009	1.67	1.21	0.14	0.09	0.21	0.16
March 31, 2009	1.48	0.54	0.15	0.04	0.15	0.08
April 30, 2009	1.43	1.17	0.20	0.07	0.199	0.101
May 31, 2009	2.79	1.45	0.34	0.08	0.60	0.16
June 30, 2009	3.49	2.11	0.08	0.24	0.4601	0.65

DIVIDEND POLICY

Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, because of restrictions in certain waivers we received from our lenders and in light of prevailing economic conditions, our board of directors determined in 2009 to suspend payment of cash dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders, and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk carrier market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands’ law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof. As noted above, our loan agreements contain restrictions on our payment of dividends in certain circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $14.4 million from this offering (assuming no exercise of the underwriters’ over-allotment option) after deducting underwriting discounts and commissions and offering expenses.

As of the date of this prospectus supplement, we intend to use the net proceeds of this offering as follows:

•	$1.4 million to repay a portion of the principal amount outstanding under the existing loan with HBU; and

•	$13.0 million for the purchase of additional vessels and other general corporate purposes. Pursuant to our waiver from HBU (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers”), we are required to maintain 25% of the net proceeds remaining after the principal payment to HBU on deposit with HBU until used for the purchase of vessels. Any such purchase requires the prior approval of HBU.

CAPITALIZATION

The following table sets forth our consolidated capitalization (assuming no exercise of the underwriters over-allotment option) as of March 31, 2009:

•	on a historical basis without any adjustment to reflect subsequent events;

•	as adjusted as of March 31, 2009 to give effect to the scheduled loan repayments we made from April 1, 2009 through July 16, 2009;

•	as further adjusted to give effect to our issuance and sale of 8,731,436 shares of our common stock at a price of $1.65 per share, net of underwriting fees on certain shares and offering expenses, and application of the net proceeds as described under “Use of Proceeds.”

Other than as set forth in the “As Adjusted” column, there have been no material changes in our capitalization between March 31, 2009 and the date of this prospectus supplement.

	Historical of
	March 31,		As Further
	2009	As Adjusted	Adjusted
	(In thousands of U.S. dollars, except share amounts)

Debt:
Long-term debt, current portion	$23,300	$15,800	$15,800
Long-term debt, net of current portion	129,550	129,550	128,105

Total debt	$152,850	$145,350	$143,905

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—	—
Common stock, $0.001 par value; 40,000,000 shares authorized, 21,171,329, 21,171,329 and 29,902,765 shares issued and outstanding actual, as adjusted, and as further adjusted, respectively	21	21	30
Additional paid-in capital	110,325	110,325	124,761
Retained earnings	16,709	16,709	16,709

Total shareholders’ equity	127,055	127,055	141,500

Total capitalization	$279,905	$272,405	$285,405

In June 2009, we began a private offering solely to accredited investors of up to $15 million of our common stock and warrants to purchase common stock. No offers to buy or indications of interest were accepted by us and we terminated the offering on June 24, 2009. This prospectus supplement supersedes any offering materials used in the private placement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements, including our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on April 15, 2009, and our Report on Form 6-K/A, filed with the SEC on July 20, 2009 setting forth results for the three months ended March 31, 2009, and accompanying notes incorporated by reference into this prospectus supplement. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section titled “Risk Factors” and elsewhere in this prospectus.

Recent Developments

Employment and charter rates:

The Baltic Dry Index, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering drybulk carriers, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,501 as of July 16, 2009. The Baltic Handymax Index fell 91.7% from a peak of 3,397 in May 2008 to a low of 281 in December 2008. It has since risen to 835 as of July 16, 2009. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

As of June 30, 2009, we had six vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have employment in the first quarter and the second quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.

On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charters on two of our vessels, which had been scheduled to expire over the next few months. The charter on the M/V Free Goddess was extended until January/February 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by our charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by our charterers in excess of $12,500 per day. The charter on the M/V Free Envoy was extended until July/August 2009 and the rate was reduced to $20,000 per day until the new expiration date. Upon the terminating of the M/V Free Envoy’s charter in July 2009, the M/V Free Envoy will be chartered in the spot market at a daily rate of $8,300.

The M/V Free Destiny, the M/V Free Hero, the M/V Free Knight, the M/V Free Maverick and the M/V Free Impala are being successively chartered in the spot market.

Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.

A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.

Certain of our vessels experienced off-hire days relating to technical and operational occurrences during the second quarter of 2009. These off-hire days are expected to reduce our income from operations for the quarter by approximately $1 million to $1.5 million in the aggregate. We intend to seek to recover a portion of this amount, although there can be no assurances that we will be successful in recovering all or any portion of it.

Dividends on common stock:

Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, because of restrictions in certain waivers we received from our lenders and in light of prevailing economic conditions, our board of directors determined in 2009 to suspend payment of cash dividends.

Series A preferred shares:

The Company has entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of the Company’s common stock. The dividend was paid on January 23, 2009 to the Company’s shareholders of record on that date. In addition, the Company authorized the issuance of one Right in respect of each share of common stock that shall become outstanding at any time between January 23, 2009 and the earliest of the “distribution date,” the “redemption date” or the “final expiration date,” as such terms are defined in the shareholders rights agreement, including shares of common stock that become outstanding upon the exercise or conversion of options, warrants or convertible securities as long as they are outstanding on the “distribution date.” Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $18.00, subject to adjustment. The Rights become exercisable under certain circumstances set forth in the shareholders rights agreement.

Loan covenant waivers:

In July 2009, we received an extension of our loan covenant waivers from FBB. FBB has agreed, subject to execution of appropriate amendments to the loan documents, to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010. In connection with this extension, we agreed to an increase in the interest rate on the loan from 2.00% above LIBOR to 2.75% above LIBOR. In addition, HBU has agreed to modify our interest coverage and debt service coverage ratios requirements. For 2009 and 2010, the interest coverage ratio will be defined as EBITD/net financing charges and is to be at least 3.75 until July 1, 2010 and at least 3.00 through December 31, 2010. During this period, the debt service coverage ratio must be at least 1.00 through December 31, 2010. The foregoing ratios for 2011 will be determined based on the prevailing market conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

Important Measures for Analyzing Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

PERFORMANCE INDICATORS

The following performance measures were derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and 2008, incorporated by reference into this prospectus. The historical data included below is not necessarily indicative of our future performance.

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of U.S.
	dollars, except
	per diem amounts)

Adjusted EBITDA(1)	$11,919	$3,734
Fleet Data:
Average number of vessels(2)	9.00	5.11
Ownership days(3)	810	465
Available days(4)	810	465
Operating days(5)	809	386
Fleet utilization(6)	99.9%	83.0%
Average Daily Results:
Average TCE rate(7)	$20,334	$20,964
Vessel operating expenses(8)	4,295	7,004
Management fees(9)	512	1,043
General and administrative expenses(10)	880	1,474
Total vessel operating expenses(11)	4,807	8,047

(1)	Adjusted EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of U.S.
	dollars)

Net income	$6,197	$283
Depreciation and amortization	4,561	2,117
Change in derivatives fair value	(57)	702
Interest and finance costs, net	1,218	632

Adjusted EBITDA	$11,919	$3,734

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of
	U.S. dollars, except
	per diem amounts)

Operating revenues	$17,556	$8,641
Voyage expenses and commissions	(1,106)	(549)

Net operating revenues	16,450	8,092
Operating days	809	386

Time charter equivalent daily rate	$20,334	$20,964

(8)	Average daily vessel operating expenses, which includes crew wages and costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of
	U.S. dollars, except
	per diem amounts)

Vessel operating expenses	$3,479	$3,257
Ownership days	810	465

Daily vessel operating expenses	$4,295	$7,004

(9)	Daily management fees are calculated by dividing total management fees charged on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Three months ended March 31, 2009 as compared to the three months ended March 31, 2008

REVENUES — Operating revenues for the three months ended March 31, 2009 were $17,556,000 as compared to $8,641,000 generated during the comparable period in 2008. The increase of $8,915,000 is primarily attributable to the operation of an increased number of vessels owned.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,479,000 in the three months ended March 31, 2009 as compared to $3,257,000 in the three months ended March 31, 2008. This small increase of $222,000 in vessel operating expenses despite the considerable increase of the number of vessels owned to nine during the three-month period ended March 31, 2009 as compared to five vessels owned during the three-month period ended March 31, 2008 is a result of our monitoring of vessel operating expenses and the more efficient operation of our vessels which resulted from repairs completed in 2008 to bring the newly purchased vessels to our operational standards.

Consequently, the total daily vessel operating expenses per vessel owned, including management fees, were $4,807 for the three months ended March 31, 2009 as compared to $8,047 for the comparable period in 2008, a decrease of 40.26%.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $159,000 for the three months ended March 31, 2009 as compared to $89,000 for the three months ended March 31, 2008. All our vessels are under time charter contracts. The variation in voyage expenses reflects mainly the bunkers delivery — redelivery transactions on the time charter contracts which expired during the three-month period of 2009.

For the three months ended March 31, 2009, commissions charged amounted to $947,000 as compared to $460,000 for the three months ended March 31, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk, except for the M/V Free Hero and the M/V Free Maverick where the fee is 0.625%, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. The increase of $487,000 over the three months ended March 31, 2009, as compared to the same period in 2008, relates directly to the increase in charter revenues in the 2009 period.

DEPRECIATION AND AMORTIZATION — For the three-month period ended March 31, 2009, depreciation expense totaled $4,280,000 as compared to $2,015,000 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of five to an average of nine vessels and the related investment in fixed assets. For the three-month period ended March 31, 2009, amortization of dry-dockings and special survey costs totaled $281,000, an increase of $179,000 over the expenses reported in the comparable period of 2008. During the period ended March 31, 2008 there were no vessels scheduled for dry-dockings and special surveys. However, the following nine months of 2008 three vessels underwent their dry-docking and special surveys. As a result, amortization of deferred dry-dockings and special survey costs was increased for the period ended March 31, 2009.

For the three-month period ended March 31, 2009, back-log asset’s amortization, which was due to the acquisition of the M/V Free Maverick with a purchase price below the market but with an attached time charter above the market, was $680,000. During the comparable period in 2008, we did not have any back-log asset’s amortization expense.

MANAGEMENT FEES — Management fees for the three months ended March 31, 2009 totaled $415,000, as compared to $485,000, which included $360,000 of management fees and $125,000 for accounting services, for the comparable period in 2008. The increase in management fees from $360,000 to $415,000 resulted from the fees charged in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15,000 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem charged by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees charged by Free Bulkers are comparable to those charged by unaffiliated management companies.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, management remuneration, legal, audit, audit related expense, international safety code compliance expenses, travel expenses, communications expenses, accounting and financial reporting fees, totaled $712,000 for the three months ended March 31, 2009 as compared to $545,000 for the three months ended March 31, 2008. The difference was primarily due to the change of the classification of accounting and financial reporting fees account from “management fees” to “general and administrative expenses” account.

STOCK-BASED COMPENSATION EXPENSE — For the three months ended March 31, 2009, compensation cost totaled $3,000 as compared to $27,000 for the three months ended March 31, 2008. Compensation costs reflect non-cash, equity-based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of March 31, 2009, there was $22,000 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under the Company’s stock option plan. The cost is expected to be recognized over a weighted-average period of 2.25 years. No options vested during the period ended March 31, 2009.

FINANCING COSTS — Financing costs amounted to $1,232,000 for the three months ended March 31, 2009 as compared to $916,000 in the three months ended March 31, 2008. The increase of $316,000 is mainly the result of the increase in our indebtedness, as well as fees charged by our lenders in connection with the loan covenant waiver requests, partly offset by decreased interest rates during 2009. Our financing costs represent primarily the interest paid, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts.

The amortization of financing costs for the three-month period ended March 31, 2009 totaled $134,000, an increase of $73,000 over the amortized expenses reported in the comparable periods of 2008. The increase was mainly due to the amortized portion of the finance costs related to the HBU overdraft facility IV.

NET INCOME — Net income for the three months ended March 31, 2009 was $6,197,000 as compared to $283,000 for the three months ended March 31, 2008. The substantial increase in net income for the three-month period resulted primarily from increased revenues due to the increased number of operating vessels.

Cash Flows

OPERATING ACTIVITIES — Net cash from operating activities increased by $10,250,000 to $8,703,000 for the three months ended March 31, 2009, as compared to ($1,547,000) of net cash used for operating activities in the three months ended March 31, 2008. This is attributable to the increased revenues due to the increased number of available days.

INVESTING ACTIVITIES — The Company has not been engaged into any investing activities during the three months ended March 31, 2009 as compared to $49,974,000 for the three months ended March 31, 2008 associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, exclusive of commissions and pre-purchase expenses, and the advance of $10,270,000 paid for the acquisition of the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000.

FINANCING ACTIVITIES — The cash used in financing activities during the three months ended March 31, 2009 was $8,892,000 as compared to cash provided by $24,542,000 from financing activities for the three months ended March 31, 2008, a net decrease of $33,434,000 attributable mainly to the proceeds from the HBU rollover eight-year loan facility we utilized for the purchase of the M/V Free Knight.

Year ended December 31, 2008 (“fiscal 2008”) as compared to year ended December 31, 2007 (“fiscal 2007”)

Consolidated Statements of Income

(All amounts in tables in thousands of U.S. dollars, except for share and per share data)

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2008	2007

OPERATING REVENUES	$66,689	$20,147
OPERATING EXPENSES:
Vessel operating expenses	(16,354)	(6,001)
Voyage expenses	(527)	(267)
Depreciation expenses	(13,349)	(4,435)
Amortization of deferred charges	(788)	(757)
Management and other fees to a related party	(2,634)	(875)
Commissions	(3,383)	(1,095)
Stock-based compensation expense	(107)	(96)
General and administrative expenses	(2,756)	(2,111)
Bad debt	(221)	(118)
Gain on sale of vessel	—	1,369

Income from operations	$26,570	$5,761
OTHER INCOME (EXPENSE):
Interest and finance costs	(6,209)	(3,204)
Loss on debt extinguishment	(639)	(2,570)
Change in derivatives fair value	(1,061)	(749)
Interest income	580	639
Other	(49)	(33)

Other (expense) income	$(7,378)	$(5,917)

Net income (loss)	$19,192	$(156)

Basic income (loss) per share	$0.91	$(0.02)

Diluted income (loss) per share	$0.91	$(0.02)

Basic weighted average number of shares	21,006,497	8,786,287
Diluted weighted average number of shares	21,051,963	8,786,287

REVENUES — Operating revenues for fiscal 2008 were $66,689,000, an increase of $46,542,000 over fiscal 2007. Revenues increased primarily as a result of the increase in the size of our fleet, and the delay in the receipt of time charter earnings of approximately $3,232,000 that were not received during 2007 because of the M/V Free Jupiter’s casualty incident in September 2007.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $16,354,000 for fiscal 2008 as compared to $6,001,000 for fiscal 2007. This increase of $10,353,000 in vessel operating expenses reflects primarily the increase in the size of our fleet to nine vessels at the end of fiscal 2008 from five vessels at the end of fiscal 2007. These expenses in fiscal 2008 also include approximately $182,000 associated with two unscheduled repairs during fiscal 2008, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy and the main engine of the M/V Free Impala). As a result, the total daily vessel operating expenses per vessel owned, including the management fees charged by our affiliate, Free Bulkers, was $6,811 for fiscal 2008 and $5,702 for fiscal 2007, a net increase of $1,109, or 19.45%, for fiscal 2008.

VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $527,000 for fiscal 2008 as compared to $267,000 for fiscal 2007. The increase in voyage expenses reflected primarily the shore crane hire cost for an amount of $53,000 and bunkers costs of $189,000 due to delivery and re-delivery operations during fiscal 2008.

DEPRECIATION AND AMORTIZATION — For fiscal 2008, depreciation expense totaled $13,349,000 as compared to depreciation expense of $4,435,000 for fiscal 2007. The increase in depreciation expense resulted primarily from the increase in the number of our vessels from five to nine vessels during fiscal 2008. For fiscal 2008 amortization of dry-docking and special survey costs and amortization of financing costs totaled $1,141,000, an increase of $384,000 compared to $757,000 reported in fiscal 2007, primarily resulting from the financing costs related to the availability of the credit facilities secured for the purchase of the new vessels and the incurrence of costs for dry-docking and special survey for the M/V Free Envoy, the M/V Free Hero, and the M/V Free Goddess during fiscal 2008.

MANAGEMENT FEES — Management fees for fiscal 2008 totaled $2,634,000 as compared to $875,000 for fiscal 2007. The increase resulted primarily from the larger number of vessels under management during fiscal 2008, from an additional fee of $300,000 charged by Free Bulkers as partial contribution for the refurbishment of our office space in December 2008 and from an increase in the annual fee from $500,000 to $1,200,000 commencing in October 2008 in connection with Free Bulkers undertaking to provide additional services to FreeSeas including execution and supervision of all of FreeSeas’ operations under the direction and supervision of the FreeSeas’ board.

Commencing on January 1, 2008, an annual fee of $500,000 was paid to Free Bulkers quarterly as compensation for services, including but not limited to, services related to our accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures, general and administrative operation, the purchase and sale of vessels, and negotiations with FreeSeas’ lenders. On October 1, 2008, in connection with Free Bulkers undertaking to provide additional services to FreeSeas, including execution and supervision of all of our operations under the direction and supervision of our board, the annual fee of $500,000 was increased to $1,200,000. An additional fee of $300,000 was paid to Free Bulkers as partial contribution for the refurbishment of our office space. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement and ending two months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.

COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For fiscal 2008, commissions charged totaled $3,383,000 as compared to $1,095,000 for fiscal 2007. These commissions represent commissions paid to Free Bulkers and other related and unrelated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $2,288,000 for fiscal 2008 as compared to fiscal 2007 related directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $2,756,000 in comparison with $2,111,000 for fiscal 2007. Our general and administrative expenses increased by $645,000 mainly due to managers and directors’ fees and expenses, which increased by $163,000, rent and utilities, which increased by $139,000, legal expenses, which increased by $130,000, and investor relations expenses, which increased by $200,000.

STOCK-BASED COMPENSATION EXPENSE — For fiscal 2008 stock compensation expenses totaled $107,000 as compared to $96,000 for fiscal 2007. Compensation costs reflect non-cash, equity based compensation of our executive officers.

INTEREST AND FINANCE COSTS — For fiscal 2008 financing costs were $5,857,000 in comparison with $3,204,000 for fiscal 2007. Our financing costs represent primarily the interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted from financing costs incurred to secure the financing sources related to the acquisition of new vessels.

LOSS ON DEBT EXTINGUISHMENT — During fiscal 2008, we expensed the unamortized financing costs of $639,000 in comparison with a related expenses incurred for fiscal 2007 of $2,570,000. The $639,000 unamortized financing cost relates to the refinancing of the HSH Nordbank AG loan facility with a new credit facility from Credit Suisse.

CHANGE IN FAIR VALUE OF DERIVATIVES — During fiscal 2007 we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted this loan into a fixed rate loan. The interest rate swap did not qualify for hedge accounting; therefore, the “marked to market” fair value adjustment is recorded in the statement of income. We recorded an unrealized loss of $1,061,000 during fiscal 2008. On April 9, 2008, we entered into a novation for this swap agreement in connection with the refinancing of the loan from HSH Nordbank AG with a new credit facility from Credit Suisse.

NET INCOME/(LOSS) — Net income for fiscal 2008 was $19,192,000 as compared to a net loss of $156,000 for fiscal 2007. The significant increase in our net income reflected primarily the increased revenues due to the increased number of vessels and due to the favorable charter rates environment prevailing during the first nine months of 2008.

Year ended December 31, 2007 (“fiscal 2007”) as compared to year ended December 31, 2006 (“fiscal 2006”)

Consolidated Statements of Income

(All amounts in tables in thousands of U.S. dollars, except for share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2007	December 31, 2006

OPERATING REVENUES	$20,147	$11,727
OPERATING EXPENSES:
Vessel operating expenses	(6,001)	(4,483)
Voyage expenses	(267)	(689)
Depreciation expenses	(4,435)	(4,479)
Amortization of deferred charges	(757)	(442)
Management fees to a related party	(875)	(540)
Commissions	(1,095)	(799)
Stock-based compensation expense	(96)	(651)
General and administrative expenses	(2,111)	(1,925)
Bad debt	(118)	—
Gain on sale of vessel	1,369	—
Income (loss) from operations	$5,761	$(2,281)
OTHER INCOME (EXPENSE):
Interest and finance costs	(3,204)	(1,004)
Loss on debt extinguishment	(2,570)	—
Change in derivatives fair value	(749)	—
Interest income	639	19
Other	(33)	(58)
Other income (expense)	$(5,917)	$(1,043)

Net (loss)	$(156)	$(3,324)

Basic loss per share	$(0.02)	$(0.53)
Diluted loss per share	$(0.02)	$(0.53)
Basic weighted average number of shares	8,786,287	6,290,100
Diluted weighted average number of shares	8,786,287	6,290,100

REVENUES — Operating revenues for fiscal 2007 were $20,147,000, an increase of $8,420,000 from $11,727,000 in operating revenues for fiscal 2006. Revenues increased primarily as a result of the increase the size of our fleet and the improved time charter rates, despite the deferral of time charter earnings of approximately $3,232 that were not received during 2007 by the M/V Free Jupiter’s casualty incident in September 2007.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $6,001,000 for fiscal 2007 as compared to $4,483,000 for fiscal 2006. This increase of $1,518,000 in vessel operating expenses reflects primarily the increase in the size of the Company’s fleet to five vessels at the end of fiscal 2007 from three vessels at the end of 2006. These expenses in 2007 also include approximately $230,000 associated with two unscheduled repairs during February 2007, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of the M/V Free Envoy; and the main generator of the M/V Free Destiny) and $100,000 of insurance deductibles associated with the grounding casualty of M/V Free Jupiter in September 2007 that were partially off set by reductions in certain operating expenses while the vessel was in dry-dock for repairs. Consequently, the total daily vessel operating expenses per vessel owned, including the management fees paid to our affiliate, Free Bulkers, was $5,702 for fiscal 2007, as compared to $4,587 for fiscal 2006, an increase of 24%.

VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $267,000 for fiscal 2007 as compared to $689,000 for fiscal 2006. The decrease in voyage expenses reflected primarily the occurrence of only one twenty-five day voyage charter during fiscal 2007.

DEPRECIATION AND AMORTIZATION — For fiscal 2007, depreciation expense totaled $4,435,000 as compared to $4,479,000 for fiscal 2006. The slight decrease in depreciation expense resulted primarily from the change of the estimated useful life of the M/V Free Fighter to 30 years from 27 years, based on management’s re-evaluation of the useful life following the vessel’s regularly scheduled fifth special survey and docking, as well as the subsequent sale of the M/V Free Fighter in April 2007. For fiscal 2007, amortization of dry-dockings, special survey costs and amortization of financing costs totaled $757,000, an increase of $315,000 from the expense reported in fiscal 2006, reflecting primarily the financing costs related to the availability of the credit facilities secured for the purchase of the new vessels.

MANAGEMENT FEES — Management fees for fiscal 2007 totaled $875,000 as compared to $540,000 for fiscal 2006. The increase resulted primarily from the greater number of vessels under management during fiscal 2007 and from the fees paid in connection with the potential acquisition of the new four vessels starting on the date of the memoranda of agreement. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for accounting services related to the vessels’ operations and our public financial reporting obligations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel commencing from the date of the relevant purchase memorandum of agreement and ending two months after delivery of the vessel to its new owners. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.

COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For fiscal 2007, commissions paid totaled $1,095,000 as compared to $799,000 for fiscal 2006. These commissions represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels, except for the M/V Free Hero where the fee is 0.625%. The increase of $296,000 for fiscal 2007 as compared to fiscal 2006 relate directly to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $2,111,000 for fiscal 2007, as compared to $1,925,000 for fiscal 2006. Our general and administrative expenses increased by $186,000 due to the incurrence of $448,891 of advisory fees to third parties in 2007, partly off-set by the reduction resulting from the departure of two of our executive officers in January 2007.

STOCK-BASED COMPENSATION EXPENSE — For fiscal 2007, stock-based compensation expense totaled $96,000 as compared to $651,000 for fiscal 2006. Compensation costs reflect non-cash, equity based compensation of our executive officers. The decrease is primarily a result of the departure of two of our executive officers in January 2007 and forfeitures of their stock options.

INTEREST AND FINANCE COSTS — For fiscal 2007, financing costs were $3,204,000, an increase of $2,200,000 from the $1,004,000 for fiscal 2006. Our financing costs represent primarily the interest paid in connection with the bank loans for our vessels. The increase in financing costs resulted from financing costs incurred to secure the financing sources related to the acquisition of new vessels.

LOSS ON DEBT EXTINGUISHMENT — During the last quarter of 2007, the Company expensed the unamortized financing costs related to repaid loans of $63,074,000 in accordance with their terms.

CHANGE IN FAIR VALUE OF DERIVATIVES — During fiscal 2007, we entered into a swap agreement with respect to the loan from HSH Nordbank AG, which swap converted such loan into a fixed rate loan. The interest rate swaps did not qualify for hedge accounting, therefore, the “marked to market” fair value adjustment is recorded in the statement of income. We recorded an unrealized loss of $749,000 during fiscal 2007. We entered into a novation for those swap agreements in connection with the refinancing of the loan from HSH Nordbank with a credit facility from Credit Suisse.

NET (LOSS) — Net loss for fiscal 2007 was $156,000 as compared to net loss of $3,324,000 for fiscal 2006. The significant reduction in our net loss reflected primarily the increased revenues due to increased charter rates, recognition of a gain $1,369,000 from the sale of the M/V Free Fighter and somewhat decreased depreciation and amortization expense due to a change in the estimated useful live of the M/V Free Fighter. Additionally, there was a decrease in stock-based compensation expense of $555,000 for fiscal 2007 as compared to the fiscal 2006.

Cash Flows

We consider highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. The decrease in fiscal year 2008 as compared to fiscal year 2007 was attributable to the acquisition of four additional newer built vessels in 2008: the Handysize vessels the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, exclusive of commission and pre-purchase expenses, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000; the Handymax vessel the M/V Free Lady on July 7, 2008 for a purchase price of $65,200,000; and the Handysize vessel the M/V Free Maverick on September 1, 2008 for a purchase price of $39,600,000. These acquisitions were partly financed by bank debt and the remainder of the purchase prices were paid from our available cash on hand.

OPERATING ACTIVITIES — Net cash from operating activities increased by $27,492,000, or 542.1%, to $32,563,000 during fiscal 2008 as compared to $5,071,000 during fiscal 2007. This increase was primarily attributable to the increase in charter revenues and the increase in the number of vessels in 2008. Net cash from operating activities increased by $3,974,000, or 362.2%, to $5,071,000 during fiscal 2007 as compared to $1,078,000 during fiscal 2006. This increase reflected primarily the increase in charter revenues received in 2007.

INVESTING ACTIVITIES — We used $182,539,000 of cash in investing activities during fiscal 2008 as compared to $86,979,000 used in investing activities during fiscal 2007. The increase was primarily a result of the purchases of the M/V Free Knight, the M/V Free Impala, the M/V Free Lady and the M/V Free Maverick. We used $86,979,000 of cash in investing activities during fiscal 2007 as compared to no cash used in investing activities during fiscal 2006. The increase was primarily a result of the deposits placed for the purchases of the M/V Free Hero and the M/V Free Jupiter, and the anticipated purchases of two additional vessels that were subsequently cancelled, which was offset by the proceeds received from the sale of the M/V Free Fighter.

FINANCING ACTIVITIES — Net cash from financing activities during fiscal 2008 was $89,960,000 and consists of $153,650,000 obtained from long-term loans to finance the acquisition of additional vessels, $13,157,000 in cash dividends paid on our common stock, and $49,600,000 of payments on bank loans. Net cash from financing activities during fiscal 2007 was $144,930,000, $104,743,000 from a long-term loan obtained to finance the acquisition of additional vessels, $95,153,000 in net proceeds from our public offering of common stock in 2007, and $14,000,000 of proceeds from a shareholder loan, which shareholder loan was repaid in full in 2007. Net cash used in financing activities in fiscal 2006 was $3,991,000, which primarily reflects payments of $8,250,000 of long-term debt offset by the proceeds of borrowings and the movement of a bank overdraft of $4,330,000.

Liquidity and Capital Resources

We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.

Because of the recent global economic downturn that has affected the international drybulk industry we may not be able to obtain financing either from new credit facilities or the equity markets. Therefore, in the first quarter of 2009, our board of directors suspended the payment of dividends, so as to retain cash from operations to fund our working capital needs, to service our debt and to fund possible vessel acquisitions depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

The drybulk carriers we owned had an average age of approximately 14 years as of March 31, 2009. We estimate the useful life of our vessels to be 27 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

The M/V Free Destiny, which is 26.7 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25.1 years old, completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, we will continue the operation of M/V Free Destiny and the M/V Free Envoy and will extend their estimated useful lives; otherwise, it is likely that these vessels will be disposed of and replaced by younger vessels.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms and secure partial financing at appropriate terms.

Long-Term Debt

We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels.

On August 12, 2008, the Company amended the credit facility of January 21, 2008 with HBU, and was granted a new credit facility of $34,600 from HBU in addition to the then-outstanding facility of $32,125. The breakdown of the facility amount of $66,725 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500, which amount was reduced to $0 as December 2008; (ii) an unused overdraft facility II in the amount of $1,375, the availability of which will be reduced quarterly by $125 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000 which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250 of the rollover eight-year loan facility, the principal amount of which was $27,000. The $27,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.

As of March 31, 2009, the outstanding loan balances under the amended HBU facility amounts to $20,000 for the M/V Free Knight, $29,600 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of March 31, 2009 amounted to $1,000.

In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 has been terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet. See “— Loan Agreement Covenants and Waivers.”

During 2008, Credit Suisse provided us with a $91,000 rollover loan facility in two tranches; (i) Tranche A of $48,700, which amount shall be reduced on July 31, 2009 for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500 junior loan; and (ii) Tranche B of $42,300 which amount shall be reduced on July 31, 2009 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of March 31, 2009, the aggregate amount outstanding under the Credit Suisse facility is $79,250. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest payable from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.

During 2008, we obtained a loan of $26,250 from FBB, to partially finance the acquisition of the M/V Free Impala, which as of March 31, 2009 had an outstanding balance of $24,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest payment to 2.00% above LIBOR and restricted our ability to pay dividends through the end of the waiver period.

As of June 1, 2009, the total indebtedness of the Company is $147,600.

All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, minimum market values and minimum charter rates. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.

Loan Agreement Covenants and Waivers

Our loan agreements contain various financial covenants that require us to, among other things:

•	maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;

•	maintain minimum cash balances per mortgaged vessel;

•	the leverage ratio of the corporate guarantor will not at any time exceed 68%;

•	maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;

•	maintain corporate liquidity, also known as available cash, to at least $3,000; and

•	maintain minimum time charter rate requirements.

If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.

We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

As of March 31, 2009, we have obtained the following waivers:

On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.

On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new loan to value covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100 loan, and will be as follows:

•	100% through June 30, 2010;

•	110% from July 1, 2010 through June 30, 2011;

•	120% from July 1, 2011 through June 30, 2012; and

•	125% from July 1, 2012 through December 31, 2012.

In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%. The credit agreement contains cross-default provisions. Pursuant to this waiver, we are required to pay to HBU as a principal prepayment 10% of the net proceeds of any capital raise and to maintain 25% of the net proceeds remaining after this payment on deposit with HBU until used for the purchase of vessels. Any such purchase requires the prior approval of HBU.

On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010 and reduce the minimum charter rate requirements. In consideration of the waiver, we have agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR, the amounts available under Tranche A and B will be reduced on July 31, 2009 and we are restricted from paying dividends.

In July 2009, we received an extension of our loan covenant waivers received from FBB. FBB has agreed, subject to execution of appropriate amendments to the loan documents, to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010. In connection with this extension, we agreed to an increase in the interest rate on the loan from 2.00% above LIBOR to 2.75% above LIBOR. In addition, HBU has agreed to modify our interest coverage and debt service coverage ratios requirements. For 2009 and 2010, the interest coverage ratio will defined as EBITD/net financing charges and is to be at least 3.75 until July 1, 2010 and at least 3.00 through December 31, 2010. During this period, the debt service coverage ratio must be at least 1.00 through December 31, 2010. The foregoing ratios for 2011 will be determined based on the prevailing market conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for drybulk carrier capacity is determined by the underlying demand for drybulk commodities, which are transported in drybulk carriers, which in turn is influenced by trends in the global economy.

While rates remain low with the Baltic Dry Index at 3,501, rates are up 360% since bottoming on December 5, 2008, as increased availability of trade credit has coupled with an increase in demand for iron ore to drive spot rates for Capesize vessels. While the increase is pronounced on a percentage basis, rates are simply returning to levels in line with sharply reduced global demand for commodities. Nevertheless, according to market sources, we believe that rates are likely to drift higher aided by increased demand from government-led infrastructure stimulus plans.

Off-Balance Sheet Arrangements

As of March 31, 2009, we did not have off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Scheduled Debt Repayments

The table below presents the repayment schedule of the outstanding principal under the above credit facilities as of March 31, 2009 and subsequently. The table reflects all changes to the original principal repayment schedule resulting from the waivers received from our lenders. These waivers expire between April 2010 and July 2010; there can be no assurances they will be extended.

	Long-Term Debt Repayment Due by Period
					More Than
	Total	Up to 1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of U.S. dollars)

HBU	$49,600	$7,300	$10,800	$26,500	$5,000
CREDIT SUISSE	79,250	13,000	16,000	16,000	34,250
FBB	24,000	3,000	6,000	6,000	9,000

As of March 31, 2009	$152,850	$23,300	$32,800	$48,500	$48,250

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Impairment of long-lived assets.  We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that the undiscounted projected cash flows do not exceed the recorded amount, we would determine the fair value of the related asset and we would record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of valuations performed on an individual vessel basis.

During the first quarter of fiscal 2009, we concluded that events occurred and circumstances had changed, which may indicate the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, continued deterioration in the spot market, and the related impact of the current worldwide economic conditions on our expectation for future revenues. As a result, we performed an interim impairment assessment of long-lived assets. Unless these indicators improve, it is likely we will be required to perform an interim impairment analysis in future quarters.

The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included: earnings, depreciation, dry-docking costs, and average daily operating expenses of $4,100 with an increase factor of 2.5% each year. Earnings assumptions were based on time charter rates, spot market rates, FFA rates through 2012 and 10 years of historical charter rates, adjusting for the current economic assumptions. The assumed charter rates ranged from $8,000 to $14,900 and $23,000 for Handysize and Handymax vessels, respectively. Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of March 31, 2009, as the undiscounted projected net operating cash flows exceeded the carrying value. A material impairment charge would occur for certain vessels if the forecasted charter rates were to range from $6,000 to $8,000 until 2012 and were less than $14,900 from 2013 onwards until the remaining lives of the vessels.

Although we believe our underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, we may be required to perform step two of the impairment analysis in the future. Therefore, there can be no assurances that we would not have material impairment charges in the future.

Depreciation.  We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2007 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton as of December 31, 2008, which we believe is common in the shipping industry. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.

Deferred dry-dock and special survey costs.  Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.

All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.

Accounting for revenues and expenses.  Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.

Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.

We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.

Insurance claims.  Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

MANAGEMENT

Directors and Senior Management

The following sets forth the names of the members of our board of directors and our senior management. Generally, each member of the board of directors serves for a three-year term. Additionally, the directors are divided among three classes, so the term of office of a certain number of directors expires each year. Consequently, the number of directors who stand for re-election each year may vary. Our executive officers are appointed by, and serve at the pleasure of, the board of directors.

Name	Age	Position	Director Class

Ion G. Varouxakis	38	Chairman of the Board of Directors, Chief Executive Officer and President	C
Dimitrios K. Filippas	31	Interim Chief Financial Officer	—
Kostas Koutsoubelis	54	Director, Vice President and Treasurer	A
Alexis Varouxakis	32	Secretary	—
Didier Salomon	63	Director	A
Focko H. Nauta	51	Director	B
Dimitrios Panagiotopoulos	48	Director	C

Ion G. Varouxakis is one of our founders and is the Chairman of our board of directors. He also serves as our President and Chief Executive Officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis, our Secretary.

Dimitrios K. Filippas became our interim Chief Financial Officer in December 2008. Mr. Filippas joined us in July 2007, as the assistant to our Chief Financial Officer. Prior to joining FreeSeas, from February 2006 to June 2007, he was a financial accountant at Top Ships, Inc., a NASDAQ-listed company. From January 2004 to January 2006, Mr. Filippas was employed as a financial accountant at Roswell Navigation Corp., a private ship management company. Mr. Filippas holds a bachelor of science degree in Banking and International Finance from Cass Business School and a Masters in Shipping Business from London Guildhall University.

Kostas Koutsoubelis joined our board of directors in 2007 and serves as our Vice President and Treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors of First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

Alexis Varouxakis is our Secretary.  Mr. Varouxakis holds a bachelor in science degree in economics from City University, London, and a master in arts degree in art management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the board of directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2007, he joined Free Bulkers S.A. as assistant operations manager. Mr. Varouxakis is the brother of Ion Varouxakis, our Chairman, Chief Executive Officer and President.

Didier Salomon joined our board of directors in 2008.  He has spent fourteen years as head of global shipping at BNP Paribas. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.

Focko H. Nauta has been one our directors since 2005.  Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Dimitrios Panagiotopoulos joined our board of directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp., a NASDAQ-listed company in the drybulk industry. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

Messrs. Ion and Alexis Varouxakis are brothers. There are no other family relationships among our directors and executive officers.

Compensation

The total gross compensation paid in 2008 to our executive officers and directors as a group was $377,722. Commencing October 1, 2008, in connection with the execution of our amended and restated services agreement with Free Bulkers, our executive officers received salaried compensation from Free Bulkers, which receives a monthly management fee from us to provide overall executive and commercial management of its affairs. See “Principal Shareholders” and “Related Party Transactions.”

Board Practices

The term of our Class A directors expires in 2009, the term of our Class B directors expires in 2010 and the term of our Class C directors expires in 2011. Mr. Nauta was appointed to the board of directors on December 16, 2005. Each of Messrs. Koutsoubelis and Panagiotopoulos were elected to the board on January 5, 2007. Mr. Salomon was appointed to the board of directors on October 31, 2008.

There are no agreements between us and any director that provide for benefits upon termination or retirement.

We have established an Audit Committee comprising three board members who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director. The members of the Audit Committee are Messrs. Nauta, Salomon and Panagiotopoulos.

We have established a Compensation Committee comprising three board members, who are responsible for establishing executive officers’ compensation and benefits. The members of the Compensation Committee are Messrs. Salomon, Nauta and Panagiotopoulos.

Employees

We currently have no employees. Free Bulkers, our ship manager, is responsible for employing all of the executive officers and staff to execute and supervise our operations based on the strategy devised by the board of directors and subject to the approval of our board of directors and for recruiting, and employing, either directly or through a crewing agent, the senior officers and all other crew members for our vessels.

Amended and Restated 2005 Stock Incentive Plan

Our Amended and Restated 2005 Stock Incentive Plan was implemented for the purpose of furthering our long-term stability, continuing growth and financial success by retaining and attracting key employees, officers and directors through the use of stock incentives. Our shareholders approved the plan on December 19, 2006. Awards may be granted under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Pursuant to the plan, we have reserved 1,500,000 shares of our common stock for awards.

All of our officers, directors and executive, managerial, administrative and professional employees are eligible to receive awards under the plan. Our board of directors has the power and complete discretion, as provided in the plan, to select which persons will receive awards and to determine for each such person the terms, conditions and nature of the award, and the number of shares to be allocated to each individual as part of each award.

Employment Agreement

In 2005, we had entered into an employment agreement with Ion G. Varouxakis. The agreement was for an initial term of three years, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Varouxakis’ salary was subject to increases as may be approved by our board of directors and he was entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented. Effective October 1, 2008, in connection with the execution of an amended and restated services agreement with Free Bulkers, Mr. Varouxakis’ employment agreement was terminated by mutual consent of the parties and all service of Mr. Varouxakis and our chief financial officer are provided to us under the amended services agreement with Free Bulkers.

PRINCIPAL SHAREHOLDERS

The following table sets out certain information regarding the beneficial ownership of our common stock as of June 30, 2009 by each of our officers and directors, all of our officers and directors as a group, and each person or group of affiliated persons who is currently known to us to be the beneficial owner of 5% or more of the shares of our common stock.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them.

			Percentage of
	Number of Shares of		Shares of Common
	Common Stock		Stock Beneficially
Name	Beneficially Owned		Owned(1)

Ion G. Varouxakis	2,454,890	(2)	11.2%
Dimitrios K. Filippas	0		*
Focko H. Nauta	15,000	(3)	*
Dimitrios Panagiotopoulos	15,000	(3)	*
Kostas Koutsoubelis	15,000	(3)	*
Didier Salomon	0		*
Alexis Varouxakis	21,000	(4)	*
All directors and executive officers as a group (seven persons)	2,520,890		11.8%
FS Holdings Limited	3,240,653	(6)	15.3%

*	Less than 1%.

(1)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person.

(2)	Reflects 2,388,223 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis, 16,667 shares underlying warrants owned by The Mida’s Touch, and 50,000 shares underlying fully vested options. Does not include 40,000 shares owned by V Estates S.A., which is controlled by his father, 30,600 shares owned by his mother, or 21,000 shares beneficially owned by Alexis Varouxakis, his brother, as to which shares he disclaims beneficial ownership.

(3)	Reflects 15,000 shares underlying fully vested options.

(4)	Includes 6,000 shares owned by Edifice Holdings, S.A. a Marshall Islands corporation wholly owned by Mr. Alexis Varouxakis, and 15,000 shares underlying fully vested options.

(5)	Includes an aggregate of 110,000 shares underlying fully vested options.

(6)	Reflects 2,808,782 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 431,811 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis Family.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands.

United States Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion below is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code, and in part, on the description of our business as described in “About Our Company” above and assumes that we conduct our business as described in that section.

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain US territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S.-Source Gross Transportation Income” or “USSGTI.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. US law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For the 2006 tax year, we could not qualify our ship-owning subsidiaries for the benefits of the Section 883 tax exemption and paid US taxes on 4% of our USSGTI (see the next section, Taxation in Absence of Exemption, for further information regarding the 4% tax). For the 2007 and 2008 tax years, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2009 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regards. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the taxable year on all established securities markets in that country exceed the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1 / 6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Test.” The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test.

Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership owns shares used for qualification that are in bearer form.

For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There can be no assurance regarding whether we will be subject to the Closely-Held Test for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the exception to the Closely-Held Test. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions.  Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock.  Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences.  Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We may hold, directly or indirectly, interests in other entities that are passive foreign investment companies (“Subsidiary PFICs”). If we are a passive foreign investment company, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law due to specific characteristics of the time charters in that case. Tidewater Inc. v. U.S., 565 F.3d 299 (5th Cir., Apr. 13, 2009). While the IRS believed in the Tidewater case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies and time charter income, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common stock is listed on the NASDAQ Global Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election.  If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

Taxation of U.S. Holders Making a “Mark-to-Market” Election.  Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Global Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election under the passive foreign investment company rules with respect to our common stock would not apply to a Subsidiary PFIC, and a U.S. Holder would generally not be able to make such a mark-to-market election in respect of such U.S. Holder’s indirect interest in a Subsidiary PFIC. Consequently, U.S. Holders could be subject to the passive foreign investment company rules with respect to income of a Subsidiary PFIC, the value of which had already been taken into account indirectly via mark-to-market adjustments with respect to our shares.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.  Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock.  Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock.  Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated July 22, 2009, the underwriters named below, for whom Dahlman Rose & Company, LLC is acting as representative, have severally agreed to purchase and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares

Dahlman Rose & Company, LLC	6,548,577
Rodman & Renshaw, LLC	2,182,859

Total	8,731,436

The address for Dahlman Rose & Company, LLC is 142 West 57th Street, New York, New York. The address for Rodman & Renshaw, LLC is 1251 Avenue of the Americas, New York, New York.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at that price less a concession not in excess of $0.054 per share. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,309,715 shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to 1,309,715 shares of our common stock.

	Total Per	No	Full
	Share	Exercise	Exercise

Purchase price	$1.800	$15,716,585	$18,074,072
Underwriting discounts and commissions to be paid by us(1)	$0.108	$921,395	$1,062,844
Proceeds, before expenses, to us	$1.692	$14,795,190	$17,011,228

(1)	No underwriting discount is payable on 200,000 shares to be purchased by The Mida’s Touch, S.A., an entity controlled by Ion G. Varouxakis, our Chairman of the Board, Chief Executive Officer and President.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $350,000.

Our common stock, Class W warrants and Class Z warrants are listed on the NASDAQ Global Market under the symbols “FREE,” “FREEW” and “FREEZ,” respectively.

We and each of our officers and directors and certain stockholders have agreed that, subject to specified exceptions, without the prior written consent of Dahlman Rose & Company, LLC on behalf of the underwriters, we and they will not, during the period ending 75 days from the date of this prospectus supplement:

•	directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock of the Company or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock;

whether any such transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Dahlman Rose & Company, LLC on behalf of the underwriters, it will not, during the period ending 75 days after the date of this prospectus supplement, exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

Notwithstanding the foregoing, if (i) during the last 17 days of the 75-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 75-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Dahlman Rose & Company, LLC repurchases shares of common stock originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock. The underwriters are not required to engage in these activities, which may be effected in the NASDAQ Global Market or otherwise and, if commenced, may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. Dahlman Rose & Company, LLC may agree to allocate a number of shares of common stock for sale to its online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the

United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The legality of the shares of FreeSeas being offered hereby is being passed upon for FreeSeas by Reeder Simpson, P.C., special Marshall Islands counsel for FreeSeas. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to FreeSeas in connection with United States securities laws. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the SEC in connection with this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Each statement made in this prospectus supplement and the accompanying prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

We also file annual and others reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock and warrants currently appear on the NASDAQ Global Market. Reports and other information about us can be inspected at the offices of the Financial Industry Regulatory Authority, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders, and we may determine to opt out of the requirement to furnish those proxy statements to shareholders under NASDAQ rules. To the extent that we decide to deliver proxy statements, such proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference the documents listed below that we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement. We incorporate by reference:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on April 15, 2009; and

•	our Report on Form 6-K/A filed with the SEC on July 20, 2009, which contains the unaudited financial statements as of and for the three ended March 31, 2009.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement.

Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supersede information contained in this prospectus supplement as if that information were included in this prospectus.

You may request a copy of these filings without charge by writing or telephoning us at the following address or phone number:

FreeSeas Inc.
Attn: Corporate Secretary
89 Akti Miaouli & 4 Mavrokordatou Street
185 38, Piraeus, Greece
Tel.: 011-30-210-452-8770

EXPENSES

The following are estimated expenses of the issuance and distribution of the securities offered under this prospectus supplement, all of which will be paid by us.

SEC Registration Fee	$700	*
Legal Fees and Expenses	$250,000
Accounting Fees and Expenses	$75,000
Transfer Agent Fees	$3,000
Miscellaneous	$21,300

Total	$350,000

*	Previously paid.

PROSPECTUS

FREESEAS INC.

Through this prospectus, we may periodically offer:

(1) our common stock,

(2) our preferred stock,

(3) our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4) our warrants,

(5) our rights,

(6) our purchase contracts, and

(7) our units.

In addition, the selling shareholders named in the section “Selling Shareholders” may sell in one or more offerings pursuant to this registration statement up to 4,880,193 shares of our common stock that were previously acquired by them in private transactions. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common stock is currently listed on the NASDAQ Global Market under the symbol “FREE.”

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

An investment in these securities involves risks. See the section entitled “Risk Factors” on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 14, 2008

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering securities and soliciting offers to buy securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus and information incorporated by reference into this prospectus is accurate only as of the date of the documents containing the information.

i

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputation in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process, relating to the common stock, preferred stock, debt securities, warrants, rights, purchase contracts, and units described in this prospectus. Certain selling shareholders referred to in this prospectus and identified in supplements to this prospectus may also offer and sell shares of our common stock under this prospectus. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total initial offering price of $300,000,000.00. The selling shareholders may sell up to 4,880,193 shares of common stock in one or more offerings.

This prospectus provides you with a general description of the securities we may offer and those offered by our selling shareholders. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding us and the offered securities, please refer to the registration statement of which this prospectus forms a part.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Unless the context otherwise requires, the term(s) “FreeSeas,” “Company,” “we,” “us” and “our” refer to FreeSeas Inc. and our subsidiaries.

Unless otherwise indicated, all references to “$” and “dollars” in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with the U.S. generally accepted accounting principles.

We use the term “deadweight tons,” or “dwt,” in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. For the definition of certain shipping terms used in this prospectus, see the “Glossary of Shipping Terms” on page 26 of this prospectus. Drybulk carriers are categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier is 80,000 dwt and above.

Neither FreeSeas’ website, www.freeseas.gr, nor any of the information contained therein are to be considered incorporated into or otherwise part of this prospectus.

ABOUT OUR COMPANY

Our Company

We are an international drybulk shipping company incorporated on April 23, 2004 under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. We are currently focusing on the Handysize and Handymax sectors, which we believe will enable us to transport a wider variety of cargoes and pursue a greater number of chartering opportunities than if we owned larger vessels. We may, however, acquire larger drybulk vessels if market conditions warrant.

We have contracted the management of our fleet to Free Bulkers, S.A., or Free Bulkers, a company owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., or Safbulk, a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that creates new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Corporate History

We were incorporated on April 23, 2004 by Ion G. Varouxakis, our chairman, chief executive officer and president, and two other co-founding shareholders under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business.

At the time of the merger we owned three drybulk carriers, the M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.

Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market under the trading symbols FREE, FREEW and FREEZ, respectively.

In January 2007, Mr. Varouxakis purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. Immediately following these transactions, our board of directors appointed Mr. Varouxakis chairman of the board and president, the two other co-founding shareholders and one other director resigned from the board, and two new directors were appointed to fill the vacancies.

Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying shares of our common stock. These risk factors are incorporated by reference into this registration statement from the Company’s Annual Report on Form 20-F filed on May 12, 2008 and from our subsequent annual reports on Form 20-F and certain reports on Form 6-K that we file with or furnish to the SEC after the date of this prospectus. Please see “Incorporation of Certain Documents by Reference.” In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in the shares of common stock offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we intend to use the net proceeds from the sale of securities by us offered by this prospectus to make vessel acquisitions and for capital expenditures, repayment of indebtedness, working capital, and general corporate purposes. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated. This ratio is provided to assist investors in evaluating our ability to meet the interest requirements of debt securities. For purposes of these calculations, “earnings” consist of income before taking into consideration income tax expense and “fixed charges,” where “fixed charges” consist of interest expense, amortization of debt issuance costs and cost on early extinguishment of debt.

						From Inception
	December 31,					(April 23, 2004) to
	2007		2006		2005	December 31, 2004

Ratio of Earnings to Fixed Charges		*		*	1.14	2.96

*	The earnings were inadequate to cover fixed charges. The amount required to obtain a ratio of one-to-one is $156,000 and $3,324,000 for the years ended December 31, 2007 and 2006, respectively.

SELLING SHAREHOLDERS

The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock beneficially owned by the selling shareholders and that are included for sale in this prospectus. The table assumes that all shares of our common stock offered for sale in the prospectus are sold.

	Common Stock Owned			Number Offered		Common Stock Owned
	Before the Offering			by Selling		After the Offering
Selling Shareholder	Number		Percent(1)	Shareholders		Number(2)		Percent(1)(2)

Ion G. Varouxakis	2,394,890	(3)	11.4%	2,444,890	(4)	0			*
FS Holdings Limited	2,808,782		13.5%	2,485,303	(5)	323,479	(5)		*

*	Less than 1%.

(1)	Based on 20,743,456 shares of FreeSeas common issued and outstanding as of the date of this prospectus. For purposes of calculating the percentage ownership, any shares that each selling shareholder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Exchange Act.

(2)	Assumes that the selling shareholders sell all of their shares of common stock beneficially owned by each selling shareholder and offered hereby.

(3)	Reflects 2,078,223 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis; 66,667 shares issuable upon the exercise of immediately exercisable warrants issued to The Mida’s Touch; and 250,000 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options. Does not include 50,000 shares underlying options owned by Mr. Varouxakis that will not vest within 60 days of the date of this prospectus and therefore are not deemed beneficially owned by him as of the date of this prospectus.

(4)	Includes 50,000 shares underlying options owned by Mr. Varouxakis that vest and become exercisable in December 2008.

(5)	The shares offered by FS Holdings Limited do not include 323,479 shares that were previously registered under a separate registration statement for resale by the selling shareholder.

The shares described in this prospectus were or will be obtained by certain of the selling shareholders (i) in private placements by us of our common stock, (ii) upon the exercise of options or warrants to purchase our common stock owned by the selling shareholders, and (iii) by transfers from the original holder of the shares that were obtained in one of the manners described above.

CAPITALIZATION

Our capitalization is incorporated by reference into this registration statement from the Company’s Annual Report on Form 20-F filed on May 12, 2008 and from our subsequent annual reports on Form 20-F and certain reports on Form 6-K that we file with or furnish to the SEC after the date of this prospectus. Please see “Incorporation of Certain Documents by Reference.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States of America in Piraeus, Greece. All except one of our directors, all of our officers and some of the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.

DESCRIPTION OF CAPITAL STOCK

We have summarized below the material features of our capital stock. This summary is not a complete discussion of our organizational documents and other instruments that create the rights of our shareholders. We urge you to carefully read those documents and instruments. Please see “Where You Can Find Additional Information” for information on how to obtain copies of those documents and instruments.

FreeSeas’ authorized capital stock consists of 40,000,000 shares of common stock, par value $0.001 per share, of which 20,743,456 shares are issued and outstanding as of April 14, 2008, and 5,000,000 shares of blank check preferred stock, par value, $0.001 per share, none of which are outstanding. All of FreeSeas’ shares of stock must be in registered form.

Common Stock

As of April 14, 2008, 20,743,456 shares of common stock were outstanding out of 40,000,000 shares authorized to be issued. As of April 14, 2008, 3,584,144 shares of common stock were reserved for issuance upon the exercise of various outstanding options and warrants. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to shares of preferred stock that may be issued in the future, holders of shares of common stock are entitled to receive dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that FreeSeas may issue in the future.

Preferred Stock

As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. Our board of directors can determine the rights, designations and preferences of the preferred stock, and authorize the issuance of shares of preferred stock without any further vote or action by our shareholders.

Other Securities

Class A Warrants

We have issued to our initial shareholders warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $5.00 per share. The exercise price of the Class A warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. The warrants will expire on July 29, 2011 and are not callable or redeemable.

Class W Warrants and Class Z Warrants

Each Class W warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share (except for Class W warrants issued upon the exercise of the underwriter’s purchase option described below, which have an exercise price of $5.50 per share), and expires on July 29, 2009 or upon earlier redemption. Each Class Z warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share (except for Class Z warrants issued upon the exercise of the underwriter’s purchase option described below, which have an exercise price of $5.50 per share), and expires on July 29, 2011 or upon earlier redemption (except for Class Z warrants issued upon the exercise of the underwriter’s purchase option described below, which expire on July 29, 2009 or upon earlier redemption). The exercise price of the Class Z and Class W warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. We may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption to the holders of record of the warrant, if the last sale price of our common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any

20 trading days within a 30-trading-day period ending three business days before we send the notice of redemption. Any Class W or Class Z warrant either not exercised or tendered back to us by the end of the date specified in the notice of call will be cancelled on the books of the company and will have no further value except for the $0.05 call price.

As of April 14, 2008, we have received an aggregate of $8.7 million of net proceeds from exercises of Class W, Class Z and Class B warrants. We issued 1,803,356 shares of common stock in accordance with the terms of such warrants in connection with such exercises. These exercises occurred following our registration in August 2007 of the shares underlying these warrants.

Underwriter’s Unit Purchase Option

We have assumed Trinity’s obligations under the unit purchase option sold to HCFP/Brenner Securities LLC, or HCFP, the lead underwriter in Trinity’s initial public offering. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit will consist of two shares of our common stock, five Class W warrants and five Class Z warrants. Each Series B Unit will consist of two shares of our common stock, one Class W warrant and one Class Z warrant. The purchase option expires on July 29, 2009.

Employee Options

Pursuant to our Amended and Restated 2005 Stock Incentive Plan, there are outstanding options to purchase a total of 405,000 shares of our common stock. The options generally vest at a rate of 1/3 per year. As of the date hereof, options to purchase 250,000 shares had vested. The options entitle the holders to purchase shares of our common stock at exercise prices ranging from $5.00 per share to $8.25 per share and generally expire five years from the date of grant.

On August 14, 2007, we received a letter from counsel representing two of our former executive officers alleging that the registration statement on Form F-3 filed by us with the SEC on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their prior employment with us. We have responded that we believe that these options expired unexercised pursuant to our stock option plan and we intend to vigorously defend this position.

Other Matters

Our Amended and Restated Articles of Incorporation and By-laws

Our purpose, as stated in section 3.B. of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholders’ meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, by our chairman or by our president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The board of directors has the authority to fix the amounts that shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us. Our by-laws provide, generally, that the vote to authorize a transaction by a director who has a financial interest in such transaction, or is an officer or director of the opposite party to the transaction, will be counted if, the material facts of the relationship or interest have been disclosed, and the transaction is approved by the appropriate number of our disinterested directors or by our shareholders.

Anti-Takeover Provisions of Amended and Restated Articles of Incorporation and By-Laws

Several provisions of our amended and restated articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire FreeSeas. These anti-takeover provisions, however, could also discourage, delay or prevent (1) the merger or acquisition of FreeSeas by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers. These provisions are summarized below.

Blank Check Preferred Stock

Our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of FreeSeas or the removal of our management.

Classified Board of Directors

Our directors serve staggered, three-year terms. Approximately one-third of our directors are elected each year. The classification of the directors could discourage a third party from making a tender offer for our stock or attempting to obtain control of FreeSeas. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Supermajority Director Voting Requirement to Change Number of Directors

Our board of directors may only change the size of the board by a vote of not less than 66 2/3% of the directors then in office. This provision makes it more difficult to increase the number of directors in an attempt to gain a majority of directors through the addition of more directors.

Election and Removal of Directors

Cumulative voting in the election of directors is not permitted. Our amended and restated by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation provide that directors may be removed only for cause and only upon the affirmative vote of either the holders of at least 66 2/3% of our issued and outstanding voting stock or by our board of directors. They also require advance written notice of any proposals by shareholders to remove a director. These provisions may discourage, delay or prevent the removal of incumbent directors and/or officers.

Limited Actions by Shareholders

The BCA provides that any action required or permitted to be taken by our shareholders must be done at an annual meeting or special meeting of shareholders or by the unanimous written consent of the shareholders. Our by-laws provide that only our board of directors, the chairman or the president may call special meetings of shareholders. The BCA provides that the business that can be transacted at a special meeting of shareholders must be related to the purpose or purposes stated in the notice of the meeting.

Other Supermajority Voting Requirements

Our shareholders can make, alter, amend or repeal our by-laws only upon the affirmative vote of 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. The provisions of our amended and restated articles of incorporation with respect to directors and our by-laws can only be amended by the affirmative vote of 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. Such supermajority voting requirements make these provisions more difficult to change and thus may discourage, delay or prevent the removal of incumbent directors and/or officers.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. We have filed the forms of the indentures as exhibits to a registration statement that we have filed with the SEC, of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies of the indentures.

This section summarizes the material terms of our senior or subordinated debt securities that are common to all series. Most of the financial and other terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus, which we will refer to as “subsequent filings” throughout this summary.

The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures”. Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

Each indenture will provide that the debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

•	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the SEC relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the SEC, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the SEC relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We will issue senior debt securities under a senior debt indenture. These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We will issue subordinated debt securities under a subordinated debt indenture. Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above; but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2) reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such Section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3) reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(4) waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5) makes the principal of or interest, if any, on any security payable in any currency other than that stated in the Security;

(6) makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7) waives a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium when due;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance should not cause the holders of such series to recognize income, gain or loss for United States federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt securities, common stock or preferred stock. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to, or separate from, the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any agency or trust for or with any holders or beneficial owners of the warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered including, where applicable, the following:

•	the title of the warrants;

•	the offering price, if any;

•	the aggregate number of warrants;

•	the designation, terms and number of shares of debt securities, common stock or preferred stock purchasable upon exercise of such warrants;

•	the price at which each share of debt securities, common stock or preferred stock purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any anti-dilution provisions;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF RIGHTS

In this section, we describe the general terms and provisions of the rights to purchase common stock or other securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agents, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any right we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregated number of rights issued and the aggregate number of shares of common stock purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire and any applicable U.S. Federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements or rights certificates described in a prospectus supplement differ from any of the terms described herein, the terms described herein will be deemed to have been superceded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of shares of commons tock or other securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF PURCHASE CONTRACTS

In this section, we describe the general terms and provisions of the purchase contracts that we may offer. The specific terms of any purchase contracts will be described in one or more prospectus supplements relating to those purchase contracts and other offering materials we may provide.

The purchase contracts will represent contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified or variable number of our debt securities, shares of our common stock, warrants or securities of any entity unaffiliated with us, or any combination of the above, at a future date or dates. The price of the securities or other property subject to the purchase contracts may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula contained in the purchase contracts. Any purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to such purchase contract upon the occurrence of certain events. We may issue the purchase contracts in such amounts and in as many distinct series as we wish.

The purchase contracts may be entered into separately or as a part of units consisting of a purchase contract and one or more of our other securities described in this prospectus or securities of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders of the purchase contracts, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The purchase contracts may require holders to secure their obligations under those contracts in a manner specified in the applicable prospectus supplement.

The prospectus supplement relating to the purchase contracts we may offer will include specific terms relating to the offering, including, among others, whether the purchase contract obligate the holder to purchase or sell, or both purchase and sell, our securities and the nature and amount of each of those securities, or the method of determining those amounts; whether the purchase contracts are to be prepaid, settled by delivery or by reference or linkage to the value, performance or level of our securities; any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and whether the purchase contracts will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any purchase contracts we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract, which will be filed with the SEC if we offer purchase contracts, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to red the applicable purchase contract and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants, debt securities, preferred stock, common stock, rights, purchase contracts or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus and the selling shareholders may sell our common shares through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we or the selling shareholders may sell some or all of our common shares included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we or the selling shareholders may enter into option or other types of transactions that require us or them to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

We or the selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we or the selling shareholders may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf or the behalf of the selling shareholders that participates with us or the selling shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the names of the selling shareholders.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NASDAQ Global Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

Each series of offered securities, other than our common shares which are listed on the NASDAQ Global Market, will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us or a selling shareholder and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us or a selling shareholder to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us or a selling shareholder in the ordinary course of business.

Underwriters, dealers, agents and remarketing firms may be entitled, under agreements with us or a selling shareholder, to indemnification by us or a selling shareholder against certain civil liabilities, including liabilities under the Securities Act of 1933 relating to material misstatements and omissions, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our affiliates or a selling shareholder in the ordinary course of business.

We will bear costs relating to all of the securities being registered under this Registration Statement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by the offeror for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

LEGAL MATTERS

The legality of the shares of FreeSeas being offered hereby is being passed upon for FreeSeas by Reeder Simpson, P.C., special Marshall Islands counsel for FreeSeas. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to FreeSeas in connection with United States securities laws.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

We also file annual and others reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock and warrants currently appear on the NASDAQ Global Market. Reports and other information about us can be inspected at the offices of the Financial Industry Regulatory Authority, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under NASDAQ rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference the documents listed below that we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the SEC on May 12, 2008.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus as if that information were included in this prospectus.

You may request a copy of these filings without charge by writing or telephoning our Secretary at the following address or phone number:

FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38, Piraeus, Greece
Tel.: 011-30-210-452-8770

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Available days.  The number of ownership days less the aggregate number of days that a vessel is off-hire due to major repairs, dry-dockings or special and/or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels are actually able to generate revenues.

Ballast.  A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charter.  A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.  Heavy fuel oil and diesel oil used to power a vessel’s engines, generators and boilers.

Calendar days.  The total number of days in a period during which each vessel in a fleet was in the owner’s possession, including off-hire days associated with major repairs, dry-dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. (Also referred to as “owned” days.)

Capesize.  A drybulk carrier with a cargo-carrying capacity exceeding 80,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.  The hire of a vessel for a specified period of time or to carry cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charter rate.  The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel’s hire.

Charterer.  The party that hires a vessel pursuant to a Charter.

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class” as of the date of issuance.

Clubs.  Clubs are formed by ship-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Deadweight ton or “dwt.”  A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demurrage.  The delaying of a ship caused by a voyage charterer’s failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such a delay.

Drybulk.  Non-liquid cargoes of commodities shipped in an unpackaged state, such as coal, iron ore and grain, etc. that is loaded in bulk and not in bags, packages or containers.

Drybulk carriers.  Vessels designed and built to carry large volume bulk cargo.

Dry-docking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings are generally required once every 30 to 60 months, one of which must be a Special Survey.

Fleet utilization.  Calculated by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

Freight.  Hire paid under a voyage charter. Such payments are usually made on a lump-sum basis upon loading or discharging the cargo and are the product of the number of cargo tons loaded or discharged times the cost per ton stated in the charterparty to transport the cargo between these specific ports.

Gross ton.  A unit of volume measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at calculation of gross tonnage.

Handymax.  Handymax vessels are drybulk vessels that have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are usually built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.  Handysize vessels have a cargo carrying capacity of approximately 10,000 to 39,999 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hire.  Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter, such payments are usually made monthly and are calculated on a 360 or 365 calendar year basis. Hire paid under a voyage charter is also known as “freight.”

Hull.  Shell or body of a ship.

IMO.  International Maritime Organization, a United Nations agency that issues international standards for seaborne transportation.

Intermediate survey.  The inspection of a vessel by a classification society surveyor that takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code.  The International Management Code for the Safe Operations and for Pollution Prevention, as adopted by the International Maritime Organization.

Lightweight ton or “lwt.”  The actual weight of a vessel without cargo, fuel or stores. A vessel’s lightweight is the physical weight of the vessel and represents the amount of steel recoverable in the vessel. The value of a vessel to a breaker is determined by multiplying the vessel’s lightweight by the price of scrap steel.

Metric ton.  A unit of weight equal to 1,000 kilograms.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

OPA.  The United States of America Oil Pollution Act of 1990 (as amended).

Operating days.  Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Orderbook.  The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Ownership days.  The total number of calendar days in a period during which each vessel in a fleet was owned by its owner. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Panamax.  Panamax vessels have a cargo carrying capacity of approximately 60,000 to 79,999 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Period charter.  A period charter is an industry term referring to both time and bareboat charters that last for more than a single voyage.

Pools.  Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel’s corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages and time charters with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Protection and indemnity (or P&I) insurance.  Insurance obtained through mutual associations (called “Clubs”). Clubs are formed by shipowners to provide liability indemnification protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping.  The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull.  A hull construction design in which a vessel has only one hull.

SOLAS.  The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey.  An extensive inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society. Special surveys require a vessel to be dry-docked.

Spot charter.  A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

Spot market.  The market for immediate chartering of a vessel, usually for single voyages.

TCE.  Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in dollars per day and is generally calculated by subtracting voyage expenses including bunkers and port charges, from voyage revenues and dividing the net amount (time charter equivalent revenues) by the operating days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific period.

Time charter.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuation in time charter rates are influenced by changes in spot charter rates.

Ton.  See “Metric ton.”

Time charter trip.  A time charter trip is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a time charter trip and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner, as described under “Time charter” and “Voyage charter.”

Vessel operating expenses.  The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.” For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter.  A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge ports. In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

Voyage days.  The total number of available days less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances other than off-hire days associated with major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

Voyage expenses.  Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.